SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

W. R. GRACE & CO.
(Name of the Issuer)

W. R. Grace & Co.
Gibraltar Merger Sub Inc.
W. R. Grace Holdings LLC
W. R. Grace Midco Holdings LLC
W. R. Grace Parent Holdings LLC
Standard Industries Inc.
Standard Industries Holdings Inc.
40 North Management LLC
40 North Latitude Fund LP
40 North GP III LLC
40 North Latitude Master Fund Ltd.
David S. Winter
David J. Millstone
 (Names of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

38388F108
(CUSIP Number of Class of Securities)

W. R. Grace & Co.	40 North Management LLC
7500 Grace Drive Columbia, Maryland 21044	9 West 57th Street, 47th Floor New York, New York 10019
Phone: (410) 531-4000	Phone: (212) 821-1600
Attn: Cherée Johnson	Attn: Jason Pollack

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copies to
Wachtell, Lipton, Rosen & Katz	Sullivan & Cromwell LLP
51 West 52nd Street	125 Broad Street
New York, NY 10019	New York, NY 10004
(212) 403-1000	(212) 558-4000
Attn: Andrew R. Brownstein, Gregory E. Ostling & Mark A. Stagliano	Attn: Matthew G. Hurd & Scott B. Crofton

This statement is filed in connection with (check the appropriate box):

a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. ☐ The filing of a registration statement under the Securities Act of 1933.
c. ☐ A tender offer.
d. ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee
Maximum aggregate value of transaction*	$4,682,582,155	Amount of filing fee**	$510,870

*
Solely for purposes of calculating the filing fee, the underlying value of the transaction was calculated based upon the sum of: (a) the product of 66,269,338 shares of Grace common stock and the per share merger consideration of $70.00; (b) the product of (i) 680,261 shares of Grace common stock issuable upon exercise of options with an exercise price below the per share merger consideration of $70.00 and (ii) the difference between $70.00 and the weighted average exercise price of such options of $61.63; (c) the product of 273,208 shares of Grace common stock underlying restricted stock units that are not subject to performance vesting and the per share merger consideration of $70.00; and (d) the product of 270,145 shares of Grace common stock underlying performance-based restricted stock units and the per share merger consideration of $70.00.

** In accordance with Section 14(g) of the Securities Exchange Act of 1934, the filing fee was determined by multiplying 0.00010910 by $4,682,582,155.

☒
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid:	$510,870	Filing Party:	W. R. Grace & Co.
Form or Registration No.:	Preliminary Proxy Statement on Schedule 14A, Amendment No. 1 and Amendment No. 3	Date Filed:	May 24, 2021, June 21, 2021 and July 26, 2021

INTRODUCTION

This Amendment No. 3 (this “Final Amendment”) to the Transaction Statement on Schedule 13E-3 (“Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), by (i) W. R. Grace & Co. (“Grace”); (ii) W. R. Grace Holdings LLC (fka Gibraltar Acquisition Holdings LLC), a Delaware limited liability company (“Parent”); (iii) Gibraltar Merger Sub Inc., a Delaware corporation (“Merger Sub”); (iv) W. R. Grace Midco Holdings LLC (fka Gibraltar Midco Holdings LLC), a Delaware limited liability company; (v) W. R. Grace Parent Holdings LLC (fka Gibraltar Parent Holdings LLC), a Delaware limited liability company; (vi) Standard Industries Inc., a Delaware corporation; (vii) Standard Industries Holdings Inc., a Delaware corporation; (viii) 40 North Management LLC, a Delaware limited liability company; (ix) 40 North Latitude Fund LP, a Delaware limited partnership; (x) 40 North GP III LLC, a Delaware limited liability company; (xi) 40 North Latitude Master Fund Ltd., a Limited Company incorporated in the Cayman Islands; (xii) David S. Winter, a U.S. citizen; and (xiii) David J. Millstone, a U.S. citizen (each of (i) through (xiii) a “Filing Person,” and collectively, “Filing Persons”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is subject to this Final Amendment.

Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment.

While each of the Filing Persons acknowledges that the merger (as defined below) is a going private transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that, prior to the merger,  Grace was “controlled” by any of the Filing Persons or their respective affiliates.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 15.	Additional Information (Regulation M-A Item 1011)

(c) Other material information.  The information set forth in response to Item 1011(c) of Regulation M-A is hereby amended and supplemented as follows:

On September 17, 2021, at a special meeting of Grace stockholders, Grace stockholders voted to (i) adopt the Agreement and Plan of Merger, dated as of April 26, 2021 (as it may be amended from time to time, the “Merger Agreement”), by and among Grace, Parent and Merger Sub and (ii) approve, by a non-binding advisory vote, certain compensation that may be paid or become payable to Grace’s named executive officers in connection with the merger.

On September 22, 2021, Grace filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub was merged with and into Grace (the “merger”), with Grace continuing as the surviving corporation in the merger.  As a result of the merger, Grace became a wholly owned subsidiary of Parent.

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the merger (the “Effective Time”), each then-outstanding share of common stock, par value $0.01 per share (“Grace common stock”) (other than shares of Grace common stock held by Grace, Parent or their subsidiaries as provided in the Merger Agreement) was cancelled and retired and automatically converted into the right to receive an amount in cash equal to $70.00 (the “Merger Consideration”), without interest and less any applicable withholding taxes.

At the Effective Time, each option to purchase shares of Grace common stock (each, a “Company Option”) and each stock appreciation right with respect to shares of Grace common stock (each, a “Company SAR”) that was outstanding immediately prior to the Effective Time vested and was converted into the right to receive an amount in cash equal to the product of the Merger Consideration (less the applicable exercise price) and the number of shares of Grace common stock covered by such Company Option or Company SAR (without interest and less applicable withholding taxes). Any Company Option or Company SAR that had a per share exercise price that was greater than or equal to the Merger Consideration was cancelled at the Effective Time for no consideration or payment.

Additionally, at the Effective Time, each restricted stock unit award and each performance-based unit award relating to shares of Grace common stock that was outstanding immediately prior to the Effective Time was assumed and converted into the right to receive an amount in cash (without interest) equal to the product obtained by multiplying the Merger Consideration by the number of shares of Grace common stock covered by such award immediately prior to the Effective Time, which converted cash awards are subject to continued service vesting and other terms as set forth in the Merger Agreement.

In connection with the completion of the merger, Grace common stock has ceased to trade on the New York Stock Exchange (“NYSE”).  On September 22, 2021, Grace requested that NYSE file with the SEC a notification of removal from listing on Form 25 with respect to the delisting of the Grace common stock from NYSE and in accordance with Grace’s request, NYSE filed the Form 25 with the SEC in order to provide such notification of such delisting and to effect the deregistration of Grace common stock under Section 12(b) of the Exchange Act.  Grace intends to file with the SEC a certification on Form 15 to terminate the registration of Grace common stock under Section 12(g) of the Exchange Act and suspend Grace’s reporting obligations under Sections 13(a) and 15(d) of the Exchange Act.

Item 16.	Exhibits (Regulation M-A Item 1016)

(a)(1)* Definitive Proxy Statement of W. R. Grace & Co. (the “Proxy Statement”) (incorporated herein by reference to the Schedule 14A filed on August 10, 2021 with the SEC).

(a)(2)* Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3)* Letter to W. R. Grace & Co. Shareholders (incorporated herein by reference to the Proxy Statement).

(a)(4)* Notice of Special Meeting of Shareholders (incorporated herein by reference to the Proxy Statement).

(a)(5)* Press Release, dated April 26, 2021 (filed as Exhibit 99.1 to W. R. Grace & Co.’s Current Report on Form 8-K, filed April 26, 2021 (Film No. 21851620) and incorporated herein by reference).

(a)(6)* A Letter from CEO to Employees of W. R. Grace & Co. Sent on April 26, 2021 (filed by W. R. Grace & Co. on April 26, 2021 pursuant to Rule 14a-12 of the Exchange Act and incorporated herein by reference).

(a)(7)* Employee FAQ Circulated April 26, 2021 (filed by W. R. Grace & Co. on April 26, 2021 pursuant to Rule 14a-12 of the Exchange Act and incorporated herein by reference).

(a)(8)* A Letter from Co-CEOs of Standard Industries Holdings to Employees of W. R. Grace & Co. Sent on May 13, 2021 (filed by W. R. Grace & Co. on May 13, 2021 pursuant to Rule 14a-12 of the Exchange Act and incorporated herein by reference).

(a)(9)* Employee FAQ Circulated May 18, 2021 (filed by W. R. Grace & Co. on May 18, 2021 pursuant to Rule 14a-12 of the Exchange Act and incorporated herein by reference).

(a)(10)* W. R. Grace & Co. Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (filed on February 26, 2021 and incorporated herein by reference).

(a)(11)* W. R. Grace & Co. Quarterly Report on Form 10-Q for the period ended March 31, 2021 (filed on May 7, 2021 and incorporated herein by reference).

(a)(12)* W. R. Grace & Co. Quarterly Report on Form 10-Q for the period ended June 30, 2021 (filed on August 2, 2021 and incorporated herein by reference).

(c)(1)* Opinion of Goldman Sachs & Co. LLC, dated April 26, 2021 (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(2)* Opinion of Moelis & Company, dated April 26, 2021 (incorporated herein by reference to Annex C of the Proxy Statement).

(c)(3)* Hypothetical Undisturbed Share Price Analysis and Offer Premiums Presentation to the Board of Directors, dated April 1, 2021, prepared by Goldman Sachs & Co., LLC.

(c)(4)* Board Discussion Materials, dated April 7, 2021, prepared by Goldman Sachs & Co., LLC.

(c)(5)* Presentation to the Board of Directors, dated April 25, 2021, prepared by Goldman Sachs & Co., LLC.

(c)(6)* Discussion Materials for the Board of Directors, dated April 7, 2021, prepared by Moelis & Company LLC.

(c)(7)* Discussion Materials for the Board of Directors by Moelis & Company LLC, dated April 25, 2021, prepared by Moelis & Company LLC.

(c)(8)* Revised Discussion Materials for the Board of Directors, dated April 26, 2021, prepared by Moelis & Company LLC.

(c)(9)* Update to Discussion Materials for the Board of Directors, dated May 23, 2021, prepared by Moelis & Company LLC.

(c)(10)* Discussion Materials provided to the management of 40 North Management LLC, dated October 23, 2020, prepared by Citigroup Global Markets Inc.

(c)(11)* Discussion Materials provided to the management of 40 North Management LLC, dated November 16, 2020, prepared by Citigroup Global Markets Inc.

(c)(12)* Discussion Materials provided to the management of 40 North Management LLC, dated February 24, 2021, prepared by Citigroup Global Markets Inc. and J.P. Morgan Securities LLC.

(c)(13)* Discussion Materials provided to the management of 40 North Management LLC, dated March 23, 2021, prepared by J.P. Morgan Securities LLC.

(d)(1)* Agreement and Plan of Merger, dated as of April 26, 2021, by and among W. R. Grace & Co., Gibraltar Acquisition Holdings LLC and Gibraltar Merger Sub Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2)* Voting Agreement, dated as of April 26, 2021, by and between 40 North Latitude Master Fund Ltd. and W. R. Grace & Co. (filed as Exhibit 10.1 to W. R. Grace & Co.’s Current Report on Form 8-K, filed April 26, 2021 (Film No. 21854963) and incorporated herein by reference).

(d)(3)* Limited Guaranty, dated as of April 26, 2021, by and between W. R. Grace & Co. and Standard Industries Holdings Inc.

(d)(4)* Letter Agreement, dated as of February 1, 2021, by and between W. R. Grace & Co., 40 North Management LLC, 40 North GP III LLC, 40 North Latitude Master Fund Ltd. and 40 North Latitude Fund LP. (filed as Exhibit 7 to Amendment No. 8 to Schedule 13D, filed February 1, 2021 by 40 North Management LLC, 40 North GP III LLC, 40 North Latitude Master Fund Ltd. and 40 North Latitude Fund LP, David S. Winter and David J. Millstone, and incorporated herein by reference).

(d)(5)* Letter Agreement, dated as of February 20, 2019, by and between W. R. Grace & Co. and 40 North Management LLC, 40 North Latitude Feeder Fund LP, 40 North GP III LLC and 40 North Latitude Master Fund Ltd. (filed as Exhibit 10.22 to W. R. Grace & Co.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed February 26, 2021, and incorporated herein by reference).

(d)(6)* Equity Commitment Letter, dated as of April 26, 2021, by and between Gibraltar Acquisition Holdings LLC and Standard Industries Holdings Inc.

(d)(7)* Amended and Restated Commitment Letter, dated as of May 17, 2021, by and among JPMorgan Chase Bank, N.A., BNP Paribas, BNP Paribas Securities Corp., Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch, Citigroup Global Markets Inc., Mizuho Bank, Ltd., HSBC Securities (USA) Inc., HSBC Bank USA, N.A., The Toronto-Dominion Bank, New York Branch, TD Securities USA and Gibraltar Acquisition Holdings LLC.

(d)(8)* Amendment to the Letter Agreement, dated as of April 14, 2021, by and between W. R. Grace & Co., 40 North Management LLC, 40 North GP III LLC, 40 North Latitude Master Fund Ltd. and 40 North Latitude Fund LP. (filed as Exhibit 10 to Amendment No. 11 to Schedule 13D, filed April 14, 2021 by 40 North Management LLC, 40 North GP III LLC, 40 North Latitude Master Fund Ltd. and 40 North Latitude Fund LP, David S. Winter and David J. Millstone, and incorporated herein by reference).

(d)(9)* Second Amendment to the Letter Agreement, dated as of April 26, 2021, by and between W. R. Grace & Co., 40 North Management LLC, 40 North GP III LLC, 40 North Latitude Master Fund Ltd. and 40 North Latitude Fund LP. (filed as Exhibit 13 to Amendment No. 12 to Schedule 13D, filed April 26, 2021 by 40 North Management LLC, 40 North GP III LLC, 40 North Latitude Master Fund Ltd. and 40 North Latitude Fund LP, David S. Winter and David J. Millstone, and incorporated herein by reference).

(f)* Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex D of the Proxy Statement).

(g) None.

* These exhibits were previously filed.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of September 22, 2021.

W. R. GRACE & CO.

	By:	/s/ Cherée Johnson
Name:	Cherée Johnson
Title:	Senior Vice President, General Counsel and Secretary

GIBRALTAR MERGER SUB INC.

By:	/s/ David J. Millstone
	Name:	David J. Millstone
	Title:	Co-Executive Chairman, Chief Executive Officer & President

W. R. GRACE HOLDINGS LLC

By:	/s/ David J. Millstone
	Name:	David J. Millstone
	Title:	Co-Executive Chairman, Chief Executive Officer & President

W. R. GRACE MIDCO HOLDINGS LLC

By:	/s/ David J. Millstone
	Name:	David J. Millstone
	Title:	Co-Executive Chairman, Chief Executive Officer & President

W. R. GRACE PARENT HOLDINGS LLC

By:	/s/ David J. Millstone
	Name:	David J. Millstone
	Title:	Co-Executive Chairman, Chief Executive Officer & President

STANDARD INDUSTRIES INC.

By:	/s/ John Rebele
	Name:	John Rebele
	Title:	Executive Vice President and Chief Financial Officer

STANDARD INDUSTRIES HOLDINGS INC.

By:	/s/ John Rebele
	Name:	John Rebele
	Title:	Executive Vice President and Chief Financial Officer

40 NORTH MANAGEMENT LLC

By:	/s/ David S. Winter
	Name:	David S. Winter
	Title:	Principal

By:	/s/ David J. Millstone
	Name:	David J. Millstone
	Title:	Principal

40 NORTH LATITUDE FUND LP

By:	/s/ David S. Winter
	Name:	David S. Winter
	Title:	Principal

By:	/s/ David J. Millstone
	Name:	David J. Millstone
	Title:	Principal

40 NORTH GP III LLC

By:	/s/ David S. Winter
	Name:	David S. Winter
	Title:	Principal

By:	/s/ David J. Millstone
	Name:	David J. Millstone
	Title:	Principal

40 NORTH LATITUDE MASTER FUND LTD.

By:	/s/ David S. Winter
	Name:	David S. Winter
	Title:	Director

By:	/s/ David J. Millstone
	Name:	David J. Millstone
	Title:	Director

DAVID S. WINTER

By:	/s/ David S. Winter

DAVID J. MILLSTONE

By:	/s/ David J. Millstone